February 21, 2023

Via EDGAR Transmission

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Henderson

Cara Lubit

Re:	Houlihan Lokey, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed on May 27, 2022
File No. 001-37537

10250 Constellation Blvd., Suite 1100
Los Angeles, California 90067
Tel: +1.424.653.5500 Fax: +1.424.653.5501
www.lw.com

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To the addressees set forth above:

On behalf of our client, Houlihan Lokey, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated February 9, 2023 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the Commission on May 27, 2022 (the “2022 10-K”).

The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 10-K. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2022 10-K.

Form 10-K for the Fiscal Year Ended March 31, 2022

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations Business Segments, page 31

1.

We note your disclosure that revenues in your Corporate Finance and Financial Restructuring segments were impacted by increases in the average transaction fees. In future filings, please revise to provide more quantitative and qualitative details discussing how changes in your average transaction fees and, for Financial and Valuation Advisory, your average fee per fee event, impacted your results of operations, as well as any other known trends. For example, disclosures should quantify the average fees and could further specifically address what drove average fee rates higher or lower, any impact related to individual transaction sizes and related trends, trends related to developments within a particular industry or service line, and other drivers.

February 21, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings the Company will revise its disclosure to provide more quantitative and qualitative details discussing events, transactions or other changes that materially affected the Company’s revenues or any known trends or uncertainties that had or are reasonably likely to have a material impact on the Company’s revenues. The Company respectfully advises the Staff that disclosing the specific amount of average transaction fees or, in the case of the Financial and Valuation Advisory segment, the average fee per fee event, is competitively sensitive. In particular, the Company notes that substantially all of its public competitors do not disclose or discuss average transaction fees or average fees per fee event in their public filings, and that disclosure of such information can be used by competitors in competitive situations with existing and potential clients. Accordingly, the Company believes that only the qualitative trends regarding fees, and any material impacts to those trends, and not the individual amounts, are material to investors.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 53

2.

We note that you have previously disclosed your adoption of ASU 2017-04. Please tell us how your goodwill impairment policy, as currently disclosed in both your 10-K and subsequent 10-Q filings, complies with ASC 350-20-35-2 and your adoption of ASU 2017-04. In addition, revise your disclosures in future filings to clarify accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company performs a quarterly qualitative goodwill impairment assessment to confirm whether it is more likely than not (i.e., a likelihood of greater than 50 percent), that the fair values of its reporting units are less than their carrying values. This is completed for all three of the Company’s operational business segments: Corporate Finance (“CF”), Financial and Valuation Advisory (“FVA”), and Financial Restructuring (“FR”), in accordance with ASU 2017-04. At a high level, this analysis includes assessing relevant events and circumstances pertaining to CF, FVA, and FR.

If management determines the reporting unit’s fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of a reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying value exceeds its fair value. Management notes that it has never concluded it was more likely than not that a reporting unit’s fair value was less than its carrying value.

The Company’s existing disclosure includes reference to a “two-step” analysis: “management must test further for impairment utilizing a two-step process. Step 1 compares the estimated fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment exists and is measured in Step 2 as the excess of the recorded amount of goodwill over the implied fair value of goodwill resulting from the valuation of the reporting unit.” This will be removed and the Company will make various other updates to more appropriately disclose the Company’s impairment policy in accordance with ASC 350, as amended by ASU 2017-04.

*    *    *    *

February 21, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 213-891-8185 or at Brent.Epstein@lw.com.

Sincerely,

/s/ Brent Epstein
Brent Epstein of LATHAM & WATKINS LLP

cc:	J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.

Christopher Crain, General Counsel, Houlihan Lokey, Inc.

Steven Stokdyk, Latham & Watkins, LLP